SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)

                   America West Holdings Corporation (1)
                      America West Airlines, Inc. (2)
                                ----------
                             (Name of Issuer)


                 (1) Class A Common Stock, $.01 par value
                 (1) Class B Common Stock, $.01 par value
               (2) Warrants to Purchase Class B Common Stock
                   of America West Holdings Corporation
                                ----------
                      (Title of Class of Securities)


                               023657  10 9
                               023657  20 8
                               023650  11 2
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
          Executive Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             January 29, 1998
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].

                              SCHEDULE 13D

CUSIP Nos. 023657  10 9, 023657  20 8, 023650  11 2


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Airlines, Inc.
      74-2099724


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [X]
      (b)  [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140

 NUMBER OF
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
   EACH        CLASS A COMMON STOCK       1,100,000
               CLASS B COMMON STOCK       2,263,499
               WARRANTS                           0

REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON
 WITH          CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140


               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,100,000
               CLASS B COMMON STOCK       2,263,499
               WARRANTS                           0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,100,000
               CLASS B COMMON STOCK       2,263,499
               WARRANTS                           0


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK             100.0%
               CLASS B COMMON STOCK               5.1%
               WARRANTS                           0.0%


14   TYPE OF REPORTING PERSON

     CO

    This Amendment No. 10  (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 22, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 24, 1996, Amendment No. 7 filed on June 18, 1996, Amendment No. 8 filed on April 22, 1997 and Amendment No.9 filed on August 27, 1997 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common) of America West Holdings Corporation (Holdings), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(c) At the date hereof, Continental has the sole power to vote and dispose of 158,569 shares of Class A Common and 317,140 shares of Class B Common. The Class A Common held by Continental represents approximately 14.4% of the 1,100,000 shares of Class A Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class A Common sold to the Company by Mesa, as reported herein). The Class B Common held by Continental represents approximately .7% of the 44,552,818 shares of Class B Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class B Common sold to the Company by Mesa, as reported herein).

     In an amendment to its Schedule 13D filed on January 29, 1998, Mesa reported that on January 23, 1998 (i) Mesa closed the sale of all of its 100,000 shares of Class A Common and 200,727 shares of Class B Common to the Company for a total of $5,450,676.88, representing an amount per share of the Class A Common and Class B Common equal to the closing sale price of the Class B Common, as reported on the New York Stock Exchange Composite Tape on January 8, 1998 and (ii) that MAGI Insurance, Ltd., a company organized under the laws of Barbados, West Indies and a wholly owned subsidiary of Mesa, closed the sale of all of its 799,767 Warrants to Holdings for a total of $5,560,853.70, representing an amount per Warrant equal to ninety-five percent (95%) of the closing sale price of Warrants, as reported on the New York Stock Exchange Composite Tape on January 8, 1998. In the same amendment to its Schedule 13D, Mesa reported that it no longer held or owned beneficially any Class A Common, Class B Common or Warrants.

     As a result of, and simultaneously with, such sale, the rights and obligations of Mesa under the Stockholders' Agreement terminated automatically. Accordingly, Continental no longer has any understandings or agreements regarding the voting and disposition of the securities of Holdings held by it with Mesa, and Continental and Mesa no longer comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

     As set forth in Item 5(d) and 6 to the Schedule 13D, Continental has certain understandings and agreements regarding the voting and disposition of the securities of the Company held by it with the TPG Parties. As a result of these agreements and understandings, Continental together with the TPG Parties comprises a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common and Class B Common by the TPG Parties is contained in separate Schedules 13D, as amended, filed by the TPG Parties.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties, Continental and the TPG Parties, as a group, beneficially own 1,100,000 shares of Class A Common, 2,263,499 shares of Class B Common and no Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,100,000 shares of Class A Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class A Common sold to the Company by Mesa, as reported herein). The aggregate amount of Class B Common beneficially owned by the group represents approximately 5.1% of the 44,552,818 shares of Class B Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class B Common sold to the Company by Mesa, as reported herein).

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    February 2, 1998


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jeffery A. Smisek
                              Name:  Jeffery A. Smisek
                                     Executive Vice President